06050356

SE... ...MISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 5 2006 WASHINGTON, DC 209 SECTION

SEC FILE NUMBER
8-26825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 AND ENDING 06/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMONWEALTH CHURCH FINANCE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 JONESBORO ROAD
(No. and Street)

MC DONOUGH — GA — 30253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. DAVID TURNER — 678-583-9760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK F GAMEL, PC
(Name – *if individual, state last, first, middle name*)

8218 DURALEE LANE — DOUGLASVILLE — GA — 30134
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, A. DAVID TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMONWEALTH CHURCH FINANCE INC, as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Notary Public, Spalding County, Georgia
My Commission Expires Nov. 4, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE FINANCIAL STATEMENTS
JUNE 30, 2006 AND 2005

Jack F. Gamel, P.C.

Certified Public Accountants

Jack F. Gamel, C.P.A.
Liz Renée Smither, C.P.A.

8218 Duralee Lane
Douglasville, Ga. 30134
770-949-5150
770-949-5855 (Fax)

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.
677 Jonesboro Road
McDonough, Georgia 30253

We have audited the accompanying comparative balance sheets of Commonwealth Church Finance, Inc. as of June 30, 2006 and 2005, and the related statements of income, shareholders' equity, and cash flows for the years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. These Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Church Finance, Inc. as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Accounting Oversight Board (United States), the effectiveness of the Commonwealth Church Finance Inc's internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizaations of the Treadway Commission and our report dated August 18, 2006, expressed an unqualified opinion thereon.

Jack F. Gamel, CPA., P.C.

August 18, 2006

Commonwealth Church Finance
Home Office - 677 Jonesboro Road, McDonough, GA 30253
Mailing Address - PO Box 1620, Stockbridge, GA 30281
E-mail - churchloans@commonwealthchurchfin.com
Phone (678) 583-9760/Fax (678) 583-9758
Toll Free -1-800-473-4124

Shareholders
Commonwealth Church Finance, Inc.

Management of Commonwealth Church Finance Inc is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of June 30, 2006. In making this assessment, management used the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria").

Based on the Company's assessment of internal control over financial reporting under the COSO criteria, management concluded the Company's internal control over financial reporting was effective as of June 30, 2006.

Jack F Gamel, PC, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of June 30, 2006, and their report thereon is included on the next page of this report.

Chief Executive Officer

Chief Financial Officer

Board of Directors and Shareholders
Commonwealth Church Finance, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, the Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Commonwealth Church Finance Inc's management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition or the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that Commonwealth Church Finance Inc maintained effective internal control over financial reporting as of June 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Commonwealth Church Finance Inc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the comparative balance sheets of Commonwealth Church Finance Inc as of June 30, 2006 and 2005, and the related statements of comparative income, shareholders' equity, and cash flows for each of the two years in the period ended June 30, 2006, and our report dated August 18, 2006, expressed an unqualified opinion thereon.

Jack F Gamel, PC

August 18, 2006

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE BALANCE SHEETS
JUNE 30, 2006 AND 2005

ASSETS

	2006	2005
Current assets:		
Petty cash	$ 200	$ 200
Cash in bank accounts	133,036	297,677
Accrued income	188,027	103,246
Notes receivable	58,022	32,478
Prepaid income taxes	4,297	0
Total current assets	383,582	433,601
Fixed assets:		
Property and equipment	68,194	87,510
Less accumulated depreciation	56,819	72,750
	11,375	14,760
Other assets:		
Deposits	2,591	2,591
	2,591	2,591
	$ 397,548	$ 450,952

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
Current liabilities:		
Accrued expenses	$ 233,009	$ 225,230
Income taxes payable	0	2,320
Total current liabilities	233,009	227,550
Shareholder's equity:		
Common stock, no par, 100,000 shares authorized, 37,000 shares issued and outstanding	21,000	21,000
Paid-in-capital	5,937	5,937
Retained earnings	137,602	196,465
	164,539	223,402
	$ 397,548	$ 450,952

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Revenue, net of returns	$ 2,097,252	$ 2,631,506
Expenses:		
Salaries - officers	466,406	529,911
Salaries	624,141	806,876
Payroll service	106,329	129,432
Commissions	479,263	531,047
Labor	0	56,315
Advertising	5,014	1,091
Automotive	45,398	56,442
Bonds	986	1,686
Contributions	100	0
Credit reporting	3,312	3,570
Depreciation	3,385	2,022
Directors fees	0	40,000
Dues and subscriptions	22,147	26,495
Equipment maintenance and rental	70,959	65,858
Filing fees	3,684	7,608
Insurance	49,420	59,876
Interest	829	0
Legal and accounting	31,061	49,573
Miscellaneous	10,065	3,893
Office expense	11,986	17,325
Postage and freight	14,690	21,487
Printing	5,014	6,530
Rent	30,000	72,000
Software maintenance	9,061	22,631
Taxes and licenses	5,633	8,660
Telephone	25,769	25,275
Trade shows and conventions	590	3,976
Training and meetings	91,952	43,118
Travel and entertainment	38,080	41,996
Utilities	4,487	4,852
	2,159,761	2,639,545
Operating income (loss)	$ (62,509)	$ (8,039)

See notes to financial statements

COMMONWEALTH CHURCH FINANCE, INC.
COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
Other income (expenses):		
Interest income	$ 3,646	$ 3,935
Loss on abandoned assets	0	0
	3,646	3,935
Income (loss) before taxes	(58,863)	(4,104)
Provision for income tax refunds (expenses):		
Expenses	0	5,108
	0	(5,108)
Net income (loss)	(58,863)	(9,212)
Retained earnings, beginning	196,465	205,677
Less: Dividends paid	0	0
	196,465	205,677
Retained earnings, ending	$ 137,602	$ 196,465

See notes to financial statements

1. Summary of significant accounting policies:

Operation:

The Company is organized to do business as a securities broker-dealer, the primary purpose of which is to service Church bond sales.

Depreciable assets:

Depreciable assets are stated at cost.

Depreciation:

The Company provides for depreciation over the useful lives of the assets on a straight-line method and on the accelerated method of recovery pursuant to the Internal Revenue Service regulations.

2. Commitments and contingent liabilities:

The company leases office space from Turner, Unruh, North and Seigel Rental, a partnership, 100% owned by four of the shareholders of Commonwealth Church Finance, Inc. The lease is a long-term lease.

The Company leases office equipment and vehicles for $5,977.82 per month.